Exhibit 3.2

MOBILEYE N.V.

FORM OF RULES AND REGULATIONS

(“REGLEMENT”)

OF THE BOARD OF DIRECTORS

(Effective upon the execution of the Deed of Amendment dated _____, 2014 amending and restating the Company’s Articles of Association)

I. THE BOARD OF DIRECTORS

A.	COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) shall consist of both executive directors (having responsibility for the day-to-day business of the Company) and non-executive directors. The majority of the members of the Board shall be non-executive directors.

1.	Presiding Director

The Presiding Director (in Dutch: voorzitter) of the Board may not be an executive director or former executive director of the Company.

The Presiding Director of the Board shall take measures with a view to ensuring that:

(a)	non-executive directors follow a training program as described below;

(b)	non-executive directors receive all information known to the Presiding Director that is necessary for the appropriate performance of their duties;

(c)	the Board has adequate time for appropriate discussion and decision-making in relation to all matters presented to it for decision;

(d)	the committees of the Board function properly;

(e)	the functioning of executive and non-executive directors is evaluated at least once a year;

(f)	contacts between the Board and senior management, and between executive and non-executive directors, take place as appropriate.

In the absence of the Presiding Director the Board may elect another non-executive director to fulfill the Presiding Director’s duties during his/her absence.

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The Presiding Director shall act as chairperson at general meetings of shareholders; in his/her absence another non-executive director selected by the Board shall preside at shareholder meetings.

The General Counsel of the Company shall act as the Secretary of the Company, who shall ensure that proper legal and corporate procedures are followed by the Company. The Secretary shall support the Presiding Director of the Board in relation to the day-to-day organization of the Board, for example by: providing information to the Board, preparing the agenda for Board meetings, coordinating evaluations of Board members, setting up the training program for non-executive directors, and other duties typical for Secretaries of Dutch and U.S. public companies.

2.	Size and composition of the Board

The Board shall, by a majority vote of both the executive directors and the non-executive directors, determine the number of executive directors and the number of non-executive directors provided that (i) there shall at all times be at least one executive director and (ii) a majority of the Board shall at all times consist of non-executive directors. Only natural persons can be directors. The Board shall initially consist of seven persons, two of whom are executive directors and five of whom are non-executive directors.

As more fully set forth in the Articles of Association of the Company, the Board consists of three classes of directors, as follows: The terms of office of Messrs. Ziv Aviram and Amnon Shashua will expire at the end of the annual general meeting of shareholders (“AGM”) held in the year 2015; the terms of office of Messrs. Eyal Desheh and Peter S. Neustadter will expire at the end of the AGM held in the year 2016; and the terms of office of Messrs. Tomaso Poggio and Eli Barkat and Dr. Judith Richter will expire at the end of the AGM held in the year 2017. Successors to all of the directors listed above will generally be elected for three-year terms ending at the close of the AGM held in the third year following their election.

Directors will generally (except as set forth in the preceding paragraph) be elected for three-year terms. However, a director may be elected for a shorter or longer term, as more fully set forth in the Company’s Articles of Association, in order to ensure that the terms of office of approximately one-third of the entire number of directors expire each year. Directors can be reelected for an indefinite number of terms.

3.	Director Independence

The Board believes that there should be a substantial number of independent directors on the Board, that all of the non-executive directors should be independent directors and that a majority of the Board should consist of independent, non-executive directors.

Each non-executive director designated as an independent director shall be independent in accordance with the applicable rules of the New York Stock Exchange (“NYSE”) and the United States Securities and Exchange Commission (the “SEC”) and in accordance with the Dutch Corporate Governance Code. Because it is not possible to anticipate or explicitly provide for all potential conflicts of interest that may affect independence, the Board is responsible to affirmatively determine that each independent director has no material relationship with the Company or its affiliates, or any executive officer of the Company or his or her affiliates, in

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addition to those specified in NYSE and SEC rules and the Dutch Corporate Governance Code. A relationship will be considered “material” if, in the judgment of the Board, it would interfere with the director’s independent judgment.

An executive director may not serve as a non-executive director of another company whose shares are publicly traded without the approval of the Board.

All material outside positions of Board members must be promptly notified to the Board.

4.	Board Membership Criteria

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board from time to time the appropriate skills and guidelines required of Board members in the context of the current make-up of the Board, in accordance with the provisions of the Nominating and Corporate Governance Committee Charter.

No director of the Company may hold a position as non-executive director (including supervisory board memberships) of more than two Dutch companies (listed or non-listed) which satisfy the criteria contained in Articles 132a and 142a of Book 2 of the Dutch Civil Code1, including the Company. For purposes of computing the number of positions as a non-executive director of Dutch companies held by a director, a position as presiding director or chairperson of the board (or chairperson of the supervisory board) of a Dutch company which satisfies the criteria contained in Articles 132a and 142a of Book 2 of the Dutch Civil Code will count as two non-executive director positions. This means that the Presiding Director of the Board may not serve as non-executive director of any Dutch company or foundation meeting the criteria described in footnote 1 below.

5.	Identification and Evaluation of Nominees

The Nominating and Corporate Governance Committee is responsible for regularly assessing the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise, in accordance with the provisions of the Nominating and Corporate Governance Committee Charter.

6.	Selection of New Director Candidates

All nominees for election to the Board shall be approved by a majority of the directors. The Board delegates the screening process involved to the Nominating and Corporate Governance Committee, with the expectation that other members of the Board and management will be requested to take part in the process as appropriate.

1I.e. Dutch companies or Dutch foundations meeting any TWO of the following criteria, based on both of the relevant entity’s two most recently filed Dutch statutory accounts: (i) consolidated assets in excess of EUR 17,500,000; (ii) consolidated annual gross revenues of more than EUR 35,000,000 and (iii) average employees (computed on a consolidated basis) of 250 or more.

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7.	Directors Who Change Their Present Job Responsibility

The Board does not believe that directors who retire or change from the position they held when they came on the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, via the Nominating and Corporate Governance Committee, to review the continued appropriateness of Board membership under these circumstances.

8.	Term Limits

The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they have the disadvantage of losing the contribution of directors who over time have developed increasing insight into the Company and its operations and therefore provide an increasing contribution to the Board as a whole.

9.	Board Compensation Review

The Board’s general policy is that Board compensation should be a mix of cash and equity-based compensation. Executive directors will not be paid for Board membership in addition to their regular employee compensation. Non-executive directors may receive consulting, advisory or other compensatory fees from the Company in addition to their Board compensation only if such additional compensation is approved by a disinterested majority of the Board and such fees would not otherwise adversely affect the determination of the independence of such non-executive director under the rules of the NYSE and the SEC and under the Dutch Corporate Governance Code.

The Compensation Committee shall, if it deems amendments to the Company’s compensation policy for executive directors approved by shareholders on July 9, 2014 to be appropriate, draw up a proposal to the Board for the amendment of the compensation policy. The proposed amendments to the compensation policy, if approved by the Board, will then be presented to the Company’s general meeting of shareholders for approval. The non-executive directors of the Board shall determine the compensation of each individual executive director, based on a proposal by the Compensation Committee, within the framework of the compensation policy as adopted by the Company’s general meeting of shareholders.

The compensation of executive directors will comply with the provisions of Best Practice Provisions II.2.1. through II.2.3 and II.2.7 of the Dutch Corporate Governance Code.

The compensation of non-executive directors will be determined by the Company’s general meeting of shareholders from time to time, based on a proposal by the Board following a recommendation by the Compensation Committee.

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B.	RESPONSIBILITIES OF THE BOARD OF DIRECTORS. CONFLICTS OF INTEREST

1.	Responsibilities

The executive directors of the Company have sole responsibility for the day-to-day management of the Company and its subsidiaries, subject to the supervisory authority of the Board as a whole (including the non-executive directors). The executive directors will act in accordance with the general policies established by the Board as a whole, and will follow any specific or general instructions they may receive from the Board as a whole. The executive directors will have the sole responsibility, subject to supervision by the Board as a whole (including the non-executive directors), for the financial administration and financial recordkeeping of the Company.

No non-executive director shall be obligated to involve himself in the day-to-day management of the Company or to take any steps to prevent any actual or alleged mismanagement (onbehoorlijke taakvervulling) of the Company by the executive directors unless the relevant non-executive director has actual knowledge of, or after exercise of reasonable inquiry consistent with such director’s supervisory duties as a non-executive director should have had knowledge of, the facts constituting such actual or alleged mismanagement.

The following matters shall be subject to approval and supervision by the Board as a whole (including the non-executive directors):

(a)	the determination of the long- and short-term operational and financial goals of the Company;

(b)	the strategy to be followed in order to reach those goals;

(c)	the parameters within which the Company’s strategy will be implemented, e.g. financial ratios;

(d)	the Company’s policy as to matters of corporate responsibility;

(e)	selecting, regularly evaluating the performance of, and approving the compensation of, senior executives;

(f)	making recommendations to the Company’s general meeting of shareholders regarding the selection of directors;

(g)	the evaluation of the performance of executive directors, and determination of the compensation of executive directors within the framework of the compensation policy adopted by the Company’s general meeting of shareholders;

(h)	general oversight with respect to the conduct of the Company’s business, with a view to evaluating whether the business is being properly managed;

(i)	general oversight with respect to the process for maintaining the integrity and accuracy of the Company’s financial statements and other public disclosures, and with respect to compliance with law and ethics;

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(j)	general oversight with respect to management’s observance of appropriate internal procedures requiring management to provide the Board with all material financial information, including financial information from the Company’s subsidiaries, necessary in order to ensure timely, complete and accurate internal and external financial reporting;

(k)	monitoring the effectiveness of the governance practices under which the Board and executive officers operate and making or proposing changes as needed;

(l)	reviewing in advance the contents of financial reports which are required to be disclosed by law;

(m)	determining the Company’s policies with respect to compliance with relevant laws and regulations; and

(n)	determining the Company’s policies with respect to shareholder and investor relations.

All material contracts, or other material actions to be taken by the executive directors on behalf of the Company (e.g. material litigation), will be subject to prior approval of the Board as a whole. The Board may from time to time adopt policies that deem contracts and actions to be material and subject to the preceding sentence. No material contracts can be signed by executive directors without prior approval of the Board as a whole.

The non-executive directors of the Company will generally not be entitled to sign contracts on behalf of the Company or otherwise to represent the Company.

2.	Director’s service

Each Board member is expected to (i) prepare for, attend and participate in all Board and applicable Committee meetings and (ii) ensure that other existing and planned future commitments do not materially interfere with the member’s service as a director. Each Board member is encouraged to attend the Company’s annual meeting of shareholders in person.

A director shall resign voluntarily if the director is in a position such that he/she has a material conflict of interest with the Company with respect to all or most matters, if the director is not performing his/her duties properly or the Board otherwise determines that resignation is appropriate. Frequent absence from Board meetings will lead to the taking of appropriate measures to improve attendance.

The non-executive directors will discuss in executive session at regularly scheduled intervals, preferably after each Board meeting, without any executive director being present, the level of performance of their job duties by executive and non-executive directors, as a group and individually, and the functioning of the committees of the Board and their members, and what conclusions can or should be drawn from that discussion.

The non-executive directors will discuss at least once a year in executive session the strategy followed by the Company; the most significant risks associated with that strategy; the results of

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the Board’s evaluation of the Company’s internal risk management and control system; and significant changes that may be necessary in such risk management and control system.

The Company’s Dutch statutory accounts will include a report of the Board covering the matters specified in Best Practice Provisions II.1.4, II.1.5, II.1.6, III.1.2, III.1.3, III.1.5, III.1.7, III.1.8, III.2.3 and III.5.2 of the Dutch Corporate Governance Code.

3.	Corporate Business Principles

Members of the Board shall act at all times in accordance with the requirements of the Company’s Code of Business Conduct, which shall be applicable to each director in connection with his or her activities relating to the Company. This obligation shall at all times include, without limitation, adherence to the Company’s policies with respect to conflicts of interest, confidentiality, protection of the Company’s assets, ethical conduct in business dealings and respect for and compliance with applicable law. Any waiver of the requirements of the Code of Business Conduct with respect to any individual director shall be reported to, and be subject to the approval of, the Board as a whole.

4.	Conflicts of interest

Except as otherwise permitted by the Company’s Articles of Association, a Board member shall not participate in discussions and/or the decision-making process on a subject or transaction in relation to which he/she has a conflict of interest with the Company.

A Board member may not, for example:

(a)	compete with the Company;

(b)	accept gifts of more than a de minimis value from the Company for the director or family members;

(c)	enter into arrangements on behalf of the Company pursuant to which the Company provides benefits or advantages to third parties on other than arm’s-length commercially reasonable terms; or

(d)	take advantage, for the director or family members, of corporate opportunities.

A Board member will promptly inform the Presiding Director of the Board and the Chairperson of the Audit Committee of all conflicts of interest and potential conflicts of interest that such director or a family member may have with the Company and will fully inform the Presiding Director and the Chairperson of the Audit Committee of all facts relevant to such conflict of interest. The Presiding Director of the Board and the Chairperson of the Audit Committee will provide the information set forth in the preceding sentence to the other members of the Board in relation to any conflict of interest or potential conflict of interest that the Presiding Director, the Chairperson of the Audit Committee or their family members may have. The Audit Committee or the Board will determine by a majority vote, without the director concerned being present, whether a conflict of interest exists. All related party transactions with Board members, or in respect of which there is a conflict of interest or potential conflict of interest with a Board

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member, must be approved by the Audit Committee, excluding the directors who have a conflict of interest. When the entire Board has a conflict of interest in respect of a transaction, the transaction may nevertheless be approved by the Board, and all directors having a conflict of interest may vote whether to approve such transaction, notwithstanding the existence of a conflict of interest. Where a majority (but not all) directors are conflicted, the presence at a meeting of the non-conflicted minority directors will satisfy the quorum requirements set forth in these Rules and Regulations.

All transactions in respect of which a Board member has a conflict of interest must be entered into on arm’s-length terms customary in relation to the relevant type of transaction.

Loans and guarantees will not be provided to directors or executive officers.

C.	BOARD MEETINGS. RESOLUTIONS

1.	Scheduling and Selection of Agenda Items for Board Meetings and Resolutions

Regular Board meetings are scheduled in advance and typically held four times per year. In addition to regularly scheduled meetings, additional Board meetings may be called by any two directors, upon appropriate notice, at any time to address specific needs of the Company. Meetings may be held by telephone or videoconference provided that all participants can hear each other simultaneously. The non-executive directors may meet separately from the executive directors.

The Board may also take action from time to time by unanimous written consent.

The Presiding Director of the Board, in consultation with the other members of the Board, shall draft the agenda for each meeting and distribute it in advance to the Board. Each director may request the inclusion of items on the agenda, request the presence of or a report by any member of the Company’s management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Except in certain cases of a conflict of interest where the presence of the non-conflicted directors is sufficient for a quorum (see I.B.4 above), the Board may pass resolutions only if at least a majority of the Board members are present. In case of urgent matters, the Presiding Director, or other chairman of the meeting, shall consult with the absent Board members by telephone, telefax or email if he/she believes that a resolution should be adopted.

Resolutions shall be passed by a majority of votes of the directors present at a meeting at which a quorum is present as set forth in the preceding paragraph, unless the Articles of Association of the Company specifically provide that a resolution may only be adopted by a majority of the entire Board or another qualified majority.

2.	Board Material Distributed in Advance

Information and data that is important to the Board’s understanding of the business should, to the extent practicable, be distributed to the Board in writing or electronically before the Board meets.

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Supplemental written materials will be provided to the Board on a periodic basis and at any time upon request of Board members.

As a general rule, materials on specific subjects should, to the extent practicable, be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material. Sensitive subject matters may be discussed at the meeting without written or electronic materials being distributed in advance or at the meeting.

3.	Board Presentations and Access to Employees and Advisers

The Board has complete access to any Company employee or outside adviser of the Company.

The Board encourages management to schedule managers to be present at Board meetings who: (i) can provide additional insight into the items being discussed because of personal involvement in these areas or (ii) have future potential that management believes should be given exposure to the Board.

4.	Director Orientation and Continuing Education

All non-executive directors must follow a training program after their election to the Board. In this training program the following matters will be covered: general financial and legal matters and corporate responsibility; financial reporting; the duties and responsibilities of a non-executive director; and specific issues related to the Company and its business. The Board will evaluate each year whether additional training is desirable for sitting Board members. The Nominating and Corporate Governance Committee may arrange for continuing education programs for Board members that may include a mix of in-house and third-party presentations and programs.

D.	BOARD COMMITTEES

1.	Number of Committees

The three regular committees of the Board are the Audit, Compensation and Nominating and Corporate Governance Committees. There will, from time to time, be occasions on which the Board may want to form a new committee or disband a current committee depending upon the circumstances. If installed, new Committees will be appointed by the Board from among the directors. The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committees are composed solely of non-executive directors.

Each Committee reports at least annually to the Board as a whole.

No Committee Charter may be amended except with the consent of the Board as a whole.

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Audit Committee

As outlined more specifically in the Audit Committee Charter, the Audit Committee oversees the Company’s accounting practices, system of internal controls, audit processes and financial reporting processes.

Compensation Committee

As outlined more specifically in the Compensation Committee Charter, the Compensation Committee discharges certain responsibilities of the Board relating primarily to executive compensation and makes recommendations to the Board regarding its remaining responsibilities relating primarily to executive compensation.

Nominating and Corporate Governance Committee

As outlined more specifically in the Nominating and Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee (i) oversees the nomination of directors for service on the Board and its committees and other related matters and (ii) reviews and considers developments in corporate governance practices and proposes to the Board amendments to these Rules and Regulations and the Code of Business Conduct.

2.	Assignment and Term of Service of Committee Members

The Board is responsible for the appointment of Committee members and for appointing the Chairperson of each Committee. Committee assignments are reviewed annually and it is expected that Committee assignments will rotate from time to time among the Board members.

3.	Frequency and Length of Committee Meetings and Committee Agenda

The agendas and meeting minutes of the Committees will be shared with the full Board, and other Board members are welcome to attend Committee meetings.

E.	MANAGEMENT REVIEW AND RESPONSIBILITY

1.	Formal Evaluation of Executive Officers

The Compensation Committee conducts, and reviews with the non-executive directors, an evaluation annually in connection with the determination of the salary and executive bonus of all executive officers (including the Chief Executive Officer).

2.	Succession Planning and Management Development

The Chief Executive Officer reviews succession planning and management development with the Board on an annual basis.

3.	Board Interaction with Institutional Investors, Press, Customers, Etc.

The Board believes that senior management, including the executive directors, speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, but Board members should only

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do this at the specific request of senior management, or if the Board as a whole or the executive directors otherwise determine to allow such contact.

F.	SHAREHOLDER – DIRECTOR COMMUNICATIONS

I.	Communications from shareholders to the Board

1.	Policy

The Board believes that shareholders should have an opportunity to send communications to the Board.

2.	Procedures

Any communication from a shareholder to the Board generally or to a particular director should be in writing and should be delivered to the General Counsel or Chief Financial Officer of the Company (with a copy in all cases to the General Counsel) at the principal executive offices of the Company. Each such communication should set forth (i) the name and address of such shareholder, as they appear on the Company’s books, and if the shares are held by a nominee, the name and address of the beneficial owner of the shares and (ii) the number of the Company’s shares that are owned of record by such record holder and beneficially by such beneficial owner.

The person receiving such shareholder communication shall, in consultation with appropriate Board members as necessary, generally screen out communications from shareholders to identify communications that (i) are solicitations for products and services, (ii) matters of a personal nature not relevant for shareholders or (iii) matters that are of a type that render them improper or irrelevant to the functioning of the Board and the Company.

After this screening the Board may consider the communication received from shareholders and will if necessary contact the shareholders to discuss how communications should proceed further. Any contact between a Board member and shareholders or their representatives shall take place only in accordance with paragraph I.E.3 above. No material non-public information relating to the Company may be disclosed to shareholders in the course of communications between Board members and shareholders, or between shareholders and members of senior management, including executive directors.

II.	POSTING ON WEBSITE

These Rules and Regulations will be posted on the Company’s website: www.mobileye.com.

III.	AMENDMENT

The Nominating and Corporate Governance Committee shall review these Rules and Regulations on at least an annual basis and report to the Board any recommendations it may have in connection therewith.

These Rules and Regulations may only be amended by a resolution of the Board.

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As adopted [__________], 2014

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